UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 1-8442

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
                [ ] Form N-SAR

For Period Ended: June 30, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates: __________________________

PART I. REGISTRANT INFORMATION

Full name of registrant US Airways, Inc. (Debtor and Debtor-In-Possession)

Former name if applicable

Address of Principal Executive Office (Street and number)   2345 Crystal Drive

City, State and Zip Code  Arlington, VA 22227

PART II. RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K,
             20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     As previously disclosed in the Registrant's Current Report on Form 8-K filed on August 12, 2002, US Airways, Inc. filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Virginia. Due to the timing of such filing and the workload of personnel involved with such filing, and despite working diligently in an effort to timely file its Form 10-Q for the period ended June 30, 2002 (the "Form 10-Q"), the Registrant has been unable to complete all work necessary to timely file its Form 10-Q. The Registrant anticipates filing its Form 10-Q shortly.

PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Anita P. Beier        703           872-7000

   (Name)        (Area Code) (Telephone No.)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities
    Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] YES [ ] NO

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] YES [ ] NO

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the second quarter of 2002, US Airways' operating revenues were $1.9 billion, operating loss was $176 million and net loss was $225 million. For the comparative period in 2001, operating revenues were $2.5 billion, operating income was $31 million and net loss was $16 million.

For the six months of 2002, US Airways' operating revenues were $3.6 billion, operating loss was $545 million and loss before cumulative effect of accounting change was $523 million. For the comparative period in 2001, operating revenues were $4.7 billion, operating loss was $186 million and loss before cumulative effect of accounting change was $186 million.

Lower capacity and lower passenger fares have significantly impacted results for the three and six months ended June 30, 2002. Results for 2001 were also impacted by passenger fare pressures. The lower passenger fares resulted from declines in business traffic (which has higher yields than leisure traffic) which began early in 2001 and was exacerbated by the terrorist attacks of September 11th . The airline industry has engaged in heavy price discounting since September 11th to entice customers to fly and competition from low-fare carriers has intensified. While US Airways has taken aggressive actions to reduce its costs since September 11th, including significant reductions in workforce and capacity (as measured by available seat miles), many of US Airways' costs are fixed over the intermediate to longer term, so that US Airways is not able to reduce its costs as quickly as it is able to reduce its capacity. In addition to lower passenger fares, results for the three and six months ended June 30, 2001 were adversely impacted by relatively high jet fuel prices.

                US Airways, Inc.
    (Name of Registrant as Specified in its Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Date: August 14, 2002             By: /s/Anita P. Beier
                                                    Vice President and Controller
                                                    (Chief Accounting Officer)
                                                    US Airways Group, Inc.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).